Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in millions, except ratio)	Fiscal Year
	2006	2005	2004	2003	2002
Income from continuing operations before income taxes and minority interest (1)	$997	$717	$654	$488	$471
(Income) loss related to equity method investees	(3)	(36)	42	7	6

	994	681	696	495	477

Add/(deduct):
Fixed charges	252	216	197	211	213
Interest capitalized	(32)	(30)	(16)	(25)	(43)
Distributed income of equity method investees	17	21	9	30	27
Minority interest in pre-tax loss	6	45	40	39	—

Earnings available for fixed charges	$1,237	$933	$926	$750	$674

Fixed charges:
Interest expensed and capitalized (2)	$156	$136	$115	$135	$129
Estimate of interest within rent expense	96	80	82	76	84

Total fixed charges	$252	$216	$197	$211	$213

Ratio of earnings to fixed charges	4.9	4.3	4.7	3.6	3.2

(1)

Reflected in income from continuing operations before income taxes and minority interest are the following items associated with the synthetic fuel operation: an operating loss of $76 million, interest expense of $4 million, and earn-out payments paid of $15 million for 2006; an operating loss of $144 million, partially offset by earn-out payments received, net of $32 million for 2005; an operating loss of $98 million and equity in losses of $28 million, partially offset by earn-out payments received, net of $28 million for 2004; an operating loss of $104 million and equity in earnings of $10 million for 2003; and an operating loss of $134 million for 2002.

(2)	“Interest expensed and capitalized” includes amortized premiums, discounts and capitalized expenses related to indebtedness.

Exhibit 12

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